Exhibit (e)(19)
Allocation Schedule

Executive Officer	Award (Cdn.$)
Ronald C. Aelick	150,000
Stephanie Anderson	300,000
Mark Cutifani	500,000
Mark J. Daniel	200,000
Robert D.J. Davies	500,000
Bruce Drysdale	300,000
Anthony O. Filmer	100,000
Simon A. Fish	500,000
Peter J. Goudie	200,000
Scott M. Hand[1]	9,500,000
Peter C. Jones	500,000
Gary G.D. Kaiway	100,000
Ronald A. Lehtovarra	150,000

[1]	The allocation to Scott M. Hand took into consideration, among other things, that Mr. Hand’s Executive Employment Agreement provides that any lump sum severance payment which may be payable to Mr. Hand would be based on the number of months remaining from the time of severance until Mr. Hand reaches the normal retirement age of 65 in May 2007, and not 36 months as would be payable to the Company’s other executive officers under their Executive Employment Agreements.